Room 4561
March 29, 2006

Mr. Andrew J. Brown
Senior Vice President and Chief Financial Officer
Palm, Inc.
950 West Maude Avenue
Sunnyvale, California 94085

      Re:	Palm, Inc.
      Form 10-K for the Fiscal Year Ended June 3, 2005
		Filed July 29, 2005
		Form 10-Q for the Quarterly Period Ended December 2,
2005
		Filed January 10, 2006
		Form 8-K Filed December 20, 2005
		Form 8-K Filed March 23, 2006
		File No. 0-29597

Dear Mr. Brown:

      We have reviewed your response letter dated March 9, 2006, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-K for the Fiscal Year Ended June 3, 2005

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 54

1. We have read your response to prior comment number 2. Please note that the guidance that you refer to requires you to report the necessary changes to your statements of cash flows in your next periodic report, which appears to be your Form 10-Q for the period ended February 28, 2006. The guidance you refer to also indicates that if the changes are made in a later period, as you propose in your response, the changes should be reported as a correction of an error. Please provide the appropriate disclosures in your next quarterly filing.

Note 2. Significant Accounting Policies

Revenue Recognition, page 58

2. Please specifically identify and describe to us the products for which you recognize revenue in accordance with SOP 97-2. Separately, identify any products that involve software, but that you believe are not within the scope of SOP 97-2. Explain to us the nature of any software provided with, or embedded in, those products and tell us how you considered paragraph 2 of SOP 97-2 in determining the appropriate revenue recognition guidance.

3. We note your disclosure that "no significant obligations remain" upon meeting the stated revenue recognition criteria for your handheld computing products. Please describe to us, in detail, the nature of any remaining obligations that you consider to be insignificant. As part of your response, identify the accounting guidance that you are following in determining the impact of any such remaining obligations on your revenue recognition.













Form 10-Q for the Quarterly Period Ended November 30, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Policies, page 18

4. We have read your response to prior comment number 6. Please explain to us why you believe that your current MD&A disclosures regarding the $1 billion projection are sufficient. In this regard, we note that the earnings necessary to recover your domestic deferred tax assets must be recognized are over a period of time that may exceed the amount of time since you began your handheld operations.
Further, the amount of required earnings appears to far exceed any amounts that you have recognized in your entire corporate history. Finally, we note that you cite significant risks within your filing related to the fluctuations in your operating results, the volatility of the markets in which you operate, product development, competition, and your relationships with the wireless carriers.

Based on the information above, we believe that your disclosure should address the factors considered and assumptions used in concluding that it is more-likely-than-not that the assets will be realized. The disclosure should describe, in detail, the positive and negative evidence that was considered and how that evidence was weighted. The disclosure should also identify the significant assumptions made in developing the $1 billion projection and explain to readers why those assumptions are reasonable in light of both your recent and long-term earnings history. Quantitative information should be provided to the extent practicable as well as qualitative information related to the specific risks described above.

Forms 8-K Filed December 20, 2005 and March 23, 2006

5. We have read your response to prior comment number 8 and do not believe that your proposed disclosure adequately addresses our concerns. Please revise this disclosure to provide more robust disclosures related to why you believe that each exclusion from your
GAAP results is necessary to enhance investors` overall understanding of your current financial performance, ongoing operations and prospects for the future. Due to the nature of your presentation and the differing characteristics of the various items that you exclude, we believe that a separate discussion is warranted for each individual item. In addition, expand your discussion of inherent limitations from acknowledging their existence and the inherent comparability issues to a detailed discussion of the limitations associated with each item that is excluded. We may have further comment.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst, Assistant Chief Accountant, at
(202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Mr. Andrew J. Brown
Palm, Inc.
March 29, 2006
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